Filed Pursuant to Rule 433

Registration No. 333-149052

February 5, 2008

Ecolab Inc.

$250,000,000 4.875% Notes due 2015

Pricing Term Sheet

4.875% Notes due 2015
Issuer:	Ecolab Inc.
Security:	4.875% Notes due 2015
Size:	$250,000,000
Maturity Date:	February 15, 2015
Coupon:	4.875%
Interest Payment Dates:	February 15 and August 15, commencing August 15, 2008
Price to Public:	99.805%
Benchmark Treasury:	UST 4% due February 15, 2015
Benchmark Treasury Yield:	3.158%
Spread to Benchmark Treasury:	+ 175 bps
Yield:	4.908%
Make-Whole Call:	T + 25 bps
Expected Settlement Date:	February 8, 2008
CUSIP:	278865 AH 3
Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse (Securities) USA LLC J.P. Morgan Securities Inc.
Co-Managers:	ABN AMRO Incorporated Banc of America Securities LLC Barclays Capital Inc. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Credit Suisse (USA) Securities LLC at 1-800-221-1037 or J.P. Morgan Securities Inc. (collect) at (212) 834-4533.